K. Michael Carlton
+1.202.373.6070
michael.carlton@morganlewis.com

May 16, 2017

VIA EDGAR

Ms. Sumeera Younis
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Cambria ETF Trust
File Nos. 333-180879 and 811-22704

Dear Ms. Younis:

On behalf of our client, Cambria ETF Trust (the “Trust”), we are responding to Staff comments we received orally on April 20, 2017 regarding the Trust’s Post-Effective Amendment No. 41, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on March 6, 2017 for the purpose of registering shares of the Cambria Core Equity ETF (the “Fund”). The Staff’s comments and the Trust’s responses are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

1.	Comment: Please provide the Staff with the details of the Fund’s fee table and expense examples via correspondence once they become available.

Response: The Fund’s completed fee table and expense examples are set forth below:

ANNUAL FUND OPERATING EXPENSES (EXPENSES THAT YOU PAY EACH YEAR AS A PERCENTAGE OF THE VALUE OF YOUR INVESTMENT)

Management Fee:	1.05%
Distribution and/or Service (12b-1) fees:	0.00%
Other Expenses:*	0.00%
Total Annual Fund Operating Expenses:*	1.05%

*	Based on estimated amounts for the current fiscal year.

Morgan, Lewis & Bockius llp

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

May 16, 2017

EXAMPLE

One Year:	Three Years:
$107	$334

2.	Comment: The Staff notes that the Fund’s principal investment strategy contains the following two sentences:

The Fund’s investment strategy also takes into account fundamental business and macroeconomic factors. However, the Fund employs discretionary trading models, and outputs from these models influence but do not dictate investment decisions.

Please clarify whether these sentences refer to the Fund’s overall strategy or solely the Fund’s options trading strategy.

Response: We have revised the above disclosure as follows:

In addition, the ~~The~~ Fund’s investment strategy, with respect to both equity investing and options trading, ~~also~~ takes into account fundamental business and macroeconomic factors. However, the Fund employs discretionary trading models, and outputs from these models influence but do not dictate equity investment and options trading decisions.

3.	Comment: The Staff notes that the Fund rebalances periodically. Consider disclosing how often the Fund rebalances more specifically.

Response: We have revised the disclosure to note that the equity holdings of the Fund typically rebalance quarterly.

4.
Comment: The Staff notes that the Cash Redemption Risk states that “the Fund may pay out higher annual capital gain distributions and be less tax-efficient than if the in-kind redemption process was used exclusively.” Please replace the word “may” with “will” or describe a scenario in which a cash redemption would be more tax efficient than an in-kind redemption. In addition to noting “higher annual capital gain distributions,” please disclose that cash redemptions may incur higher brokerage costs than in-kind redemptions and these added costs could be imposed on the Fund and decrease the Fund’s NAV.

Response: Although a cash redemption may not be more tax-efficient than an in-kind redemption, it is possible that if a Fund does not need to dispose of or sell any of its portfolio investments to obtain cash for a redemption then the cash redemption would be just as tax-efficient as an in-kind redemption. Accordingly, we respectfully decline to change “may” to “will” given that cash redemptions are not always less tax-efficient than in-kind redemptions. However, we have added the following sentence to Cash Redemption Risk:

In addition, cash redemptions may incur higher brokerage costs than in-kind redemptions and these added costs may be borne by the Fund and negatively impact Fund performance.

May 16, 2017

5.
Comment: Please confirm that the Fund’s only foreign exposure will be through depositary receipts. If investing in depositary receipts is a principal investment strategy of the Fund, please revise the Fund’s principal investment strategy accordingly.

Response: Investing in foreign securities is not part of the Fund’s principal investment strategy. Accordingly, we have removed Depositary Receipts Risk from the Fund’s principal risks.

6.	Comment: Please consider whether Foreign Investment Risk is a principal risk of the Fund.

Response: Investing in foreign securities is not part of the Fund’s principal investment strategy. Accordingly, we have removed Foreign Investment Risk from the Fund’s principal risks.

7.	Comment: Given that options trading is a key component of the Fund’s principal investment strategy, consider enhancing the Fund’s Options Risk.

Response: We have replaced the Item 4 Options Risk with the following enhanced disclosure:

Options Risk. The prices of options may change rapidly over time and do not necessarily move in tandem with the price of the underlying securities. Writing index call options reduces the Fund’s ability to profit from increases in the value of the Fund’s equity portfolio, and purchasing put options may result in the Fund’s loss of premiums paid in the event that the put options expire unexercised. To the extent that the Fund reduces its put option holdings relative to the number of call options sold by the Fund, the Fund’s ability to mitigate losses in the event of a market decline will be reduced.

8.	Comment: Please include the Fund’s investment objective and principal investment strategy under the section titled “Additional Information About the Fund.”

Response: We respectfully decline to add the Fund’s investment objective and principal investment strategy to the back half of the Prospectus. General Instruction C.3(a) of Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” Accordingly, we have not repeated the Fund’s investment objective or principal investment strategy in the back half of the Prospectus; however, Item 9 of the Fund’s Prospectus includes some additional information. Item 9 notes that the Fund’s investment objective is a non-fundamental policy that may be changed without a vote of shareholders and it also describes the Fund’s temporary defensive investing policy.

9.	Comment: Consider deleting “of Cambria” from Mr. Pursell’s title in the section titled “Portfolio Managers.”

Response: We have made the requested change.

* * * * *

May 16, 2017

If you have any additional questions or comments, please do not hesitate to contact me at (202) 373-6070.

Sincerely,

/s/ K. Michael Carlton
K. Michael Carlton

cc:	W. John McGuire, Esq.